Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 28, 2008, relating to the financial statements and financial statement schedule of ANSYS, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007 and Statement of Financial Accounting Standards No. 123(R), Share Based Payment, on January 1, 2006), and the effectiveness of ANSYS, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of ANSYS, Inc. and subsidiaries for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

August 5, 2008